Mail Stop 4561

February 10, 2009

Albert G. Lowenthal
Chief Executive Officer
Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
Toronto, Canada M4R 1K8

   Re: **Oppenheimer Holdings, Inc.**
       Form 10-K for the Year ended December 31, 2007
       Form 10-Q for the Quarters ended March 31, 2008, June 30, 2008, and
       September 30, 2008
       File No. 001-12043

Dear Mr. Lowenthal:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

  You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 if you have any other questions.

         Sincerely,

         Linda VanDoorn
         Senior Assistant Chief Accountant